# NAPCO SECURITY SYSTEMS, INC.


NAPCO


04049242



# Annual Report 2004



A SECURITY-FOCUSED COMPANY IN A

SECURITY-FOCUSED WORLD

The Company is the world's most diversified manufacturer of security products, encompassing burglar and fire alarms, building access control systems and electronic locking devices. Sold and installed by tens of thousands of security professionals, products from the NAPCO Group of Companies protect millions of homes, businesses, institutions and people around the globe.



Since 1969, NAPCO has enjoyed a heritage in the professional security community for advanced technology and high quality. Further, the Company possesses an expertise and sales presence in multiple product areas that enhances its sales leverage and opportunity in the overall market.

A further advantage of our Group of Companies is their collective expertise in varied specialized technologies, enabling the development of unique products which actually create new markets.

Some examples of the technological expertise we possess are: Home/Business systems integration and automation, LAN/WAN & RS232 communications, biometrics, voice synthesis, microcomputerization, RF wireless, infrared and more.

Because we are unique, our Group of Companies has built many of the industry's best-known brand names, such as NAPCO, ALARM LOCK and CONTINENTAL INSTRUMENTS.

Today, the NAPCO Group of Companies is well positioned to capture a greater share of the expanding $25 billion global security marketplace and better serve society in its most trusted role — protecting people and property through technology.

**5-YEAR STOCK PERFORMANCE COMPARISON**
(In Dollars)


500
400
300
200
100
Dollars (indexed)
NAPCO
NYSE
NASDAQ
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
Source: data from Standard and Poors, Inc.
NAPCO
NYSE
NASDAQ

**EBITDA**
(In Thousands)


$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2002
2003
2004

For fiscal years 2004, 2003 and 2002, respectively, EBITDA has been calculated by adding depreciation and amortization ($1,189, $1,294 and $1,529), interest expense ($420, $727 and $1,409) and provision (benefit) for income taxes ($2,201, $615 and ($216)) to net income ($3,335, $1,010 and $1,575).

# Selected Financial Data

| Fiscal year ended or at June 30, | **2004*** | 2003*[1] | 2002*[1] | 2001*[1] | 2000[1] |
|---|---|---|---|---|---|
| | | | *(in thousands, except per share data)* | | |
| **Statement of Earnings Data:** | | | | | |
| Net sales | **$58,093** | $57,340 | $55,836 | $54,771 | $53,946 |
| Gross profit | **19,540** | 15,401 | 14,717 | 14,317 | 13,198 |
| Income from operations | **6,065** | 2,225 | 2,817 | 1,859 | 3,122 |
| Net income[2] | **3,335** | 1,010 | 1,575 | 251 | 2,010 |
| **Cash Flow Data:** | | | | | |
| Net cash flows provided by operating activities | **$6,275** | $6,482 | $7,091 | $1,326 | $2,822 |
| Net cash flows used in investing activities | **(681)** | (752) | (709) | (8,283) | (1,221) |
| Net cash flows (used in) provided by financing activities | **(6,592)** | (5,436) | (5,919) | 5,610 | (1,447) |
| **Per Share Data:** | | | | | |
| Net earnings per common share: | | | | | |
| Basic | **$.50** | $.15 | $.23 | $.04 | $.29 |
| Diluted | **$.47** | $.14 | $.22 | $.04 | $.29 |
| Weighted average common shares outstanding: | | | | | |
| Basic | **6,632,000** | 6,645,000 | 6,704,000 | 6,938,000 | 6,990,000 |
| Diluted | **7,081,000** | 7,114,000 | 7,078,000 | 7,054,000 | 7,026,000 |
| Cash dividends declared per common share[3] | **$.00** | $.00 | $.00 | $.00 | $.00 |
| **Balance Sheet Data:** | | | | | |
| Working capital[4] | **$28,992** | $28,843 | $31,812 | $33,232 | $35,280 |
| Total assets | **56,672** | 57,349 | 60,752 | 63,677 | 55,529 |
| Long-term debt | **6,400** | 14,100 | 16,588 | 21,567 | 16,183 |
| Stockholders' equity | **37,904** | 33,357 | 34,528 | 32,944 | 33,359 |



* includes results of Continental Instruments, LLC which was acquired in July, 2000.

(1) Restated to reflect the effect of a 2:1 stock split effective April 2004.

(2) *Net income results through 2001 included Amortization Expense related to goodwill.*

(3) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be authorized by the Company's primary lender.

(4) Working capital is calculated by deducting Current Liabilities from Current Assets.

**OPERATING INCOME, INCOME BEFORE INCOME TAXES, NET INCOME**
(In Thousands)


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
OPERATING INCOME
INCOME BEFORE INCOME TAXES
NET INCOME
2002
2003
2004

**NET SALES**
(In Thousands)


$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2002
2003
2004

## Dear Shareholders:

I am pleased to report that for the year ended June 30, 2004, NAPCO Security Systems, Inc. achieved the highest sales volume in its history, reaching $58,093,000. In addition, net income for fiscal 2004 was $3,335,000, a substantial increase over last year's net income of $1,010,000. This resulted in a significant increase in earnings per share of $0.33 to $0.47 for fiscal 2004 as compared to $0.14 for fiscal 2003.

In addition to record sales and increased profitability, operating activities in 2004 generated approximately $6.3 million in net cash, while working capital was approximately $29 million with a current ratio of 4.3 to 1. EBITDA (defined as Earnings before Interest, Taxes, Depreciation and Amortization), increased by $3,499,000 to $7,145,000. Meanwhile, the value of NAPCO's common stock continued to outperform both the NASDAQ and NYSE stock market averages for a fifth straight year.

Another barometer of NAPCO's ongoing financial strength is increasingly lean inventory levels, which declined by $2.3 million to $14.6 million. We reduced our debt by almost $8 million, which declined from $16 million as of June 30, 2003 to $8.3 million as of June 30, 2004.

### Solely Focused on the Security Market

With 100% of revenues generated from the security market, NAPCO is ideally positioned for the present geopolitical environment, which offers unique challenges and opportunities for our Company, and our industry. Through product innovation, high quality, cost-efficient manufacturing, and a global sales and distribution network, NAPCO continues to take a leading role in protecting people and property worldwide. NAPCO offers the security industry's broadest portfolio of products and services, which gives us unmatched flexibility to capitalize on time-sensitive opportunities around the globe.



Richard L. Soloway
Chairman, President, and CEO

### International Sales Growth Opportunities

While the U.S. economy grew modestly this past year, certain international economies saw more robust growth,




CardAccess 3000
Continental Instruments
ProxCard

Integrated solution for security, video, ID badging and access control.

Trilogy mortise PIN and PIN/Prox locks, permit access via code or ID badge and can automatically lock/unlock on PC-set time schedules.

Strobe-topped PG-Series Door Alarm pinpoints unauthorized use of exit doors visually and audibly.

presenting new growth opportunities for our Company. International sales continue to represent a sizable share of NAPCO's total annual revenues, as well as a source of untapped growth potential. NAPCO currently sells to alarm dealers, locksmiths and contractors in 44 countries, and our success is largely due to the loyalty of this large and diverse group of customers.

To set the stage for future international sales growth, NAPCO has brought in dynamic new international sales management, opened a sales and distribution center in Dubai UAE, and at the same time established a joint venture with Gulf Associates, Inc., a highly regarded marketing organization that represents major companies throughout the Middle East. NAPCO's international sales potential has been further strengthened by attaining ISO 9001:2000 certification, a recognized symbol of quality demanded by many international customers.

## Homeland Security

Anticipating increased focus on domestic security concerns, the Company has established an extensive network of government military installers and integrators, making NAPCO well positioned to identify and win government contracts associated with Homeland Security. NAPCO offers a broad portfolio of US Government General Services Administration (GSA)-listed intrusion alarms, access control systems and fire alarms capable of delivering comprehensive and integrated security solutions to all types of facilities.

## Continuous Product Innovation

An increasingly technology-driven world has created exciting new possibilities for IT-compatible products that integrate security, fire protection and access control technologies. The emergence of the internet and web-enabled solutions also presents growing opportunities for interactivity between home automation, security and access control systems and other converging technologies.

In order to capitalize on these opportunities, NAPCO continually reinvests approximately 7% of its annual revenues on product research and development. Ongoing R&D spending continues to yield positive results, as the Company has successfully launched a number of patent-protected products that could have a positive impact on long-term performance. For example, at the recent International Security Conference in Las Vegas, NAPCO unveiled many new products, several of which are highlighted below. Meanwhile, our engineers continue to develop "cutting edge" products incorporating the latest technologies.









embodies two decades of engineering, enabling them to provide quick intruder detection, while simultaneously ignoring pets, animals, heaters, blowing drapes and other false sources.

New, enhanced consumer ease-of-use, based on Napco's top-selling product.

## Custom Manufacturing

Our contract manufacturing activities, specifically continuing to manufacture the Safewatch® EZ for ADT Security Services, Inc., the largest installer of security systems in the U.S., seem to be gaining traction. This unique, codeless system is innovative as it greatly increases the ease of using a home alarm system for consumers. Such custom manufacturing for large security installation companies serves to increase capacity utilization at NAPCO facilities, and, over time, could contribute to financial results by adding significant incremental revenue and improving overhead absorption rates.

## Our Future Vision

Growing concerns over crime and international terrorism continue to create windows of opportunity for NAPCO and its advanced security solutions. Currently a $25 billion dollar industry, experts predict continued long-term growth for the security market, as a recent survey by the Business Roundtable reported that 87% of corporate CEO's are devoting more time and attention to security as a result of the September 11, 2001 attacks.

Our current business conditions remain positive. Demand from security distributors, alarm dealers, access control integrators, contractors, locking distributors and locksmiths remains strong. We believe that we will continue to see sustained growth as well as maintain strong operational cash flow.

Our continuing success has been the result of many coordinated efforts. We would like to thank all our employees for their hard work and dedication, our management team and our distinguished Board of Directors for their vision and diligence, our valued customers for their ongoing loyalty to NAPCO Security Group products, as well as our shareholders for their continued support.

Once again, I can think of no better opportunity for NAPCO and its shareholders than to be a security-focused business in a security-focused world.

Sincerely,

Richard L. Soloway

Richard L. Soloway
Chairman, President, and CEO



*This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.*





are computerized control centers for access systems up to 4096 doors. Renowned for reliability, they feature fully-distributed processing and unique on-board lightning protection and have been recently improved for faster badge processing speeds.


READY
STAY
TBL

this consumer-friendly system is an example of NAPCO custom manufacturing.




Roy Yellowstone
ParkCorp.

with built in Proximity Reader gives ID badge holders access through any door, including "buzz in" magnetic lock applications or any secured door.

### Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventory; goodwill; and income taxes.

#### Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of purchase. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales and income. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns and allowances were 7%, 10% and 7% in fiscal 2004, 2003 and 2002, respectively.

#### Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had two customers (Customer A and B) with accounts receivable balances that aggregated 31% and 29% of the Company's accounts receivable at June 30, 2004 and 2003, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three years.

The Company had a third customer (Customer C) whose accounts receivable balance was 22% of the Company's accounts receivable at June 30, 2003. The Company had no accounts receivable due from this customer as of June 30, 2004. This customer accounted for 1%, 19% and 17% of the Company's net sales in fiscal 2004, 2003 and 2002. During the past three fiscal years no other customer represented more than 10% of the Company's net sales. The Company terminated its relationship with Customer C in fiscal 2004. The termination of this customer did not have a materially adverse effect on the Company's operations.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $355,000 and $215,000 as of June 30, 2004 and 2003, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

#### Inventory

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

#### Goodwill

Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

In accordance with SFAS No. 142, the Company completed its transitional impairment testing of intangible assets during the first quarter of fiscal 2002. That effort, and preliminary assessments of the Company's identifiable intangible assets, indicated that no adjustment would be required upon adoption of this pronouncement. The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is not impaired.

#### Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. The provision (benefit) for income taxes represents U.S. Federal, State and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, Napco/Alarm Lock Grupo Internacional, S.A. ("Napco DR"), was not subject to tax in the United States, and as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for Napco DR. Accordingly, its income will be subject to taxation in the United States on a going forward basis.


6

In March 2003, Napco Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries as if it were a domestic corporation beginning July 1, 2001. This election is based on a recently enacted Internal Revenue Code ("Code") provision. As a result of this election, this subsidiary is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the recently enacted Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation per this Code section, and based on this Code exemption, the Company's tax return treated the transfer of approximately $27,000,000 of this subsidiary's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure that is inconsistent with the Code exemption described above. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. Nevertheless, as of June 30, 2002, the Company has removed the $2,225,000 deferred tax asset related to its net operating loss carry forward ("NOL") of $6,545,000. The NOL would have expired through 2017. As a result of the utilization of the NOL for book purposes, the Company has also eliminated the valuation reserve of $2,913,000 during the year ended June 30, 2002. The Company's tax provision utilizes estimates made by management and as such is subject to change as described in note 1 to the Consolidated Financial Statements.

### Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating activities during fiscal 2004 were adequate to meet the Company's capital expenditure needs and short and long-term debt obligations. The primary source of financing related to borrowings under an $18,000,000 secured revolving credit facility. The Company expects that cash generated from operations and cash available under the Company's bank line of credit will be adequate to meet its short-term liquidity requirements. The Company's primary internal source of liquidity is the cash flow generated from operations. As of June 30, 2004, the Company's unused sources of funds consisted principally of $796,000 in cash and approximately $12,287,000 which represents the unused portion of its secured revolving credit facility. The Company's management believes that current working capital, cash flows from operations and its revolving credit agreement will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2006.

In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory and certain other assets of Napco Security Systems, Inc., a first and second mortgage on the Company's headquarters in Amityville, New York and common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement. The revolving credit agreement, which previously had an expiration date of April 2005, has been extended to July 2005. Any outstanding borrowings are to be repaid or refinanced on or before that time. The Company plans to refinance this agreement prior to its expiration. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. During fiscal 2004, at certain dates the Company was not in compliance with certain covenants, but received waivers and amendments from its bank. As of June 30, 2004, the Company was in compliance with these covenants.

In November 2000 the Company adopted a stock repurchase program. As amended, this program authorizes the Company to repurchase up to 410,000 shares of its common stock. As of June 30, 2004 the Company had repurchased 405,210 shares under this program.

In January 2003, the Company repurchased 500,000 shares of its common stock from two shareholders, unaffiliated with the Company, at $4.88 per share, a discount from its then current trading price of $5.01. The transaction was approved by the board of directors and the purchase price of $2,442,000 (including fees of $5,000) was financed through the Company's revolving line of credit and a new five (5) year term loan from its primary lender for $1,250,000. This term loan is being repaid in 60 equal monthly installments commencing on April 30, 2003.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Current Ratio** | **4.3 to 1** | 4.2 to 1 | 4.5 to 1 |
| **Sales to Receivables** | **2.9 to 1** | 3.3 to 1 | 3.0 to 1 |
| **Total Debt to Equity** | **.2 to 1** | .5 to 1 | .6 to 1 |

As of June 30, 2004, the Company had no material commitments for purchases or capital expenditures, except as discussed below.

On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On July 27, 2000, the Company signed an Asset Purchase Agreement to acquire the net assets of Continental Instruments, LLC ("Continental") for a purchase price of $7,522,500 in cash, less subsequent purchase price adjustments of approximately $460,000, plus future deferred payments of $1,700,000 in cash to be paid over 24 months. The Company financed the transaction with borrowings under a 60 month installment loan of $8,250,000. Continental designs and sells access control and other security control systems to dealers and distributors worldwide.

**Working Capital.** Working capital increased by $149,000 to $28,992,000 at June 30, 2004 from $28,843,000 at June 30, 2003. The increase in working capital was primarily the result of the increase in net income and decrease in inventory as partially offset by debt reduction and an increase in accounts receivable. Working capital is calculated by deducting Current Liabilities from Current Assets.

**Accounts Receivable.** Accounts Receivable increased by $2,502,000 to $19,927,000 at June 30, 2004 from $17,425,000 at June 30, 2003. This increase resulted primarily from the granting of additional payment terms to certain of the Company's burglar alarm customers.

**Inventory.** Inventory decreased by $2,328,000 to $14,594,000 at June 30, 2004 as compared to $16,922,000 at June 30, 2003. The decrease in inventory levels was primarily the result of reductions in the Company's manufacturing overhead costs due, in part, to a favorable change in the exchange rate relating to the Company's Dominican Republic manufacturing facility as well as cost reductions of certain of the Company's raw material costs.

**Accounts Payable and Accrued Expenses.** Accounts payable and accrued expenses remained relatively constant at $6,663,000 as of June 30, 2004 as compared to $6,687,000 at June 30, 2003.

#### Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Long-term debt obligations | $8,300,000 | $1,900,000 | $6,213,000 | $187,000 | — |
| Land lease (88 years remaining)[1] | 25,344,000 | 288,000 | 576,000 | 576,000 | $23,904,000 |
| Operating lease obligations | 338,000 | 142,000 | 156,000 | 40,000 | — |
| Other long-term obligations | 2,950,618 | 1,085,070 | 1,394,183 | 471,365 | — |
| Total | $36,932,618 | $3,415,070 | $8,339,183 | $1,274,365 | $23,904,000 |

*(1) see footnote 10 to the Consolidated Financial Statements.*

### Results of Operations

**Fiscal 2004 Compared To Fiscal 2003**

#### Net Sales

Net sales in fiscal 2004 increased by 1% to $58,093,000 from $57,340,000 in fiscal 2003. The Company's sales growth was primarily due to increased sales in the Company's door locking and access control products, as partially offset by lower burglar alarm sales principally as a result of a major distributor's introduction of its company-wide inventory reduction program, which reduced its purchasing levels. During the quarter ended December 31, 2003, the Company began the process of realigning its burglar alarm products distribution network which culminated in the termination of the aforementioned major burglar alarm distributor. The Company reallocated its burglar alarm products business across its extensive national network of independent distributors.

### Gross Profit
The Company's gross profit increased $4,139,000 to $19,540,000 or 33.6% of net sales in fiscal 2004 as compared to $15,401,000 or 26.9% of net sales in fiscal 2003. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the shift in product mix towards higher margin products such as door locking devices and access control products. Gross profit was also positively impacted by lower manufacturing overhead costs due, in part, to a favorable change in the exchange rate relating to the Company's Dominican Republic manufacturing facility as well as cost reductions of certain of the Company's raw material costs.

### Expenses
Selling, general and administrative expenses increased by 2% to $13,475,000, or 23% of net sales in fiscal 2004 from $13,176,000, or 23% of net sales in fiscal 2003. This increase was due primarily to the increase in certain variable selling expenses associated with the increase in net sales from fiscal 2003 to 2004.

### Interest Expense
Interest expense for fiscal 2004 decreased by $307,000 to $420,000 from $727,000 for the same period a year ago. The decrease in interest expense is primarily the result of the Company reducing its outstanding debt by $7,700,000 during fiscal 2004.

### Other Expenses
Other expenses increased $236,000 to an expense of $109,000 in fiscal 2004 as compared to income of $127,000 in fiscal 2003. This increase resulted primarily from the Company settling litigation during the quarter ended September 30, 2002 which it had initiated as the plaintiff and realized a gain of approximately $210,000. This gain was recorded as Other Income during the quarter ended September 30, 2002.

### Income Taxes
The Company's provision for income taxes increased by $1,586,000 to a provision of $2,201,000 in fiscal 2004 as compared to $615,000 in fiscal 2003. This increase in the provision for income taxes is primarily due to a $3,911,000 increase in income before income taxes in fiscal 2004 as compared to fiscal 2003. The increase in income before income taxes is due primarily to the items discussed above.

## Fiscal 2003 Compared To Fiscal 2002

### Net Sales
Net sales in fiscal 2003 increased by 3% to $57,340,000 from $55,836,000 in fiscal 2002. The Company's sales growth was due primarily to increased domestic sales volume in the Company's burglar alarm product line.

### Gross Profit
The Company's gross profit increased $684,000 to $15,401,000 or 26.9% of net sales in fiscal 2003 as compared to $14,717,000 or 26.4% of net sales in fiscal 2002. The increase in gross profit in both absolute dollars and as a percentage of net sales was due primarily to the increase in sales as discussed above. Gross profit was also positively impacted by cost reductions of certain of the Company's raw material costs.

### Expenses
Selling, general and administrative expenses increased by 11% to $13,176,000, or 23% of net sales in fiscal 2003 from $11,900,000, or 21% of net sales in fiscal 2002. This increase was due primarily to additional investment in the Company's sales force, primarily in the international and access control areas.

### Other Expenses
Other expenses decreased $858,000 to $600,000 in fiscal 2003 as compared to $1,458,000 in fiscal 2002. This decrease was due primarily to the decrease in interest expense resulting from the Company's continued reduction of the outstanding principal on its outstanding debt as well as a decline in interest rates available to the Company. In addition, during the quarter ended September 30, 2002, the Company settled litigation which it had initiated as the plaintiff and realized a gain of approximately $210,000. This gain was recorded as Other Income during the quarter ended September 30, 2002.

### Income Taxes
Benefit for income taxes changed by $831,000 to a provision of $615,000 in fiscal 2003 as compared to a benefit of $216,000 in fiscal 2002. The current year income tax provision relates primarily to the Company electing to treat its main foreign subsidiary as a U.S. Company for book and tax purposes.

## Stock Split
In March 2004, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend of the Company's common stock payable to stockholders of record on April 13, 2004. The additional shares were distributed on April 27, 2004. The Company utilized all 2,871,056 of its shares held as treasury stock as of April 27, 2004 plus an additional 609,260 shares in paying this stock dividend. The cost of treasury stock was applied first to additional paid-in capital (to the extent there was a positive balance), then directly to retained earnings. All share and per share amounts (except par value) have been retroactively adjusted to reflect the stock split. There was no net effect on total stockholders' equity as a result of the stock split.

## Forward-Looking Information
This Annual Report may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. Factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, inability to refinance, adverse tax consequences of offshore operations, distribution problems, unforeseen environmental liabilities and the uncertain military, political and economic conditions in the world. The Company assumes no obligation to update publicly the Forward-Looking Statements contained herein, whether as a result of new information, future events or otherwise, except as may be required by law.




## Quantitative and Qualitative Disclosures about Market Risk
The Company's principal financial instrument is long-term debt (consisting of a revolving credit and term loan facility) that provides for interest at a spread below the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. A significant rise in the prime rate could materially adversely affect the Company's business, financial condition and results of operations. At June 30, 2004, an aggregate principal amount of approximately $8,300,000 was outstanding under the Company's credit facility and term loans with a weighted average interest rate of approximately 3%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $83,000 in interest that year. In October 2000, the Company entered into an interest rate swap to maintain the value-at-risk inherent in its interest rate exposures. This instrument expired on October 30, 2002.

Where appropriate, the Company requires that letters of credit be provided on foreign sales. In addition, a significant number of transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could have a material adverse affect on the Company's business, financial condition and results of operations.

| June 30, | 2004 | 2003 |
|---|---|---|
| | *(in thousands, except share data)* | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | **$796** | $1,794 |
| Accounts receivable, less reserve for doubtful accounts of $355 and $215, respectively | **19,927** | 17,425 |
| Inventories | **14,594** | 16,922 |
| Prepaid expenses and other current assets | **760** | 525 |
| Deferred income taxes | **1,763** | 1,253 |
| Total current assets | **37,840** | 37,919 |
| PROPERTY, PLANT AND EQUIPMENT, net | **8,987** | 9,466 |
| GOODWILL, net | **9,686** | 9,686 |
| OTHER ASSETS | **159** | 278 |
| Total assets | **$56,672** | $57,349 |

**See accompanying notes to consolidated financial statements.*

| | 2004 | 2003 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Current portion of long-term debt | **$1,900** | $1,900 |
| Accounts payable | **3,789** | 3,374 |
| Accrued expenses | **963** | 1,812 |
| Accrued salaries and wages | **1,911** | 1,501 |
| Accrued income taxes | **285** | 489 |
| Total current liabilities | **8,848** | 9,076 |
| Long-term debt, net of current portion | **6,400** | 14,100 |
| Accrued income taxes | **2,243** | — |
| Deferred income taxes | **1,277** | 816 |
| Total liabilities | **18,768** | 23,992 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY:[1] | | |
| Common stock, par value $0.01 per share; Authorized 21,000,000 shares; issued and outstanding 7,086,392 and 6,397,392 shares, respectively; | **71** | 64 |
| Additional paid-in capital | **145** | — |
| Retained earnings | **37,688** | 33,293 |
| Total stockholders' equity | **37,904** | 33,357 |
| Total liabilities and stockholders' equity | **$56,672** | $57,349 |

*[1] Fiscal 2003 data restated to reflect the effect of a 2:1 stock split effective April 2004.*

**See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Income

| Years Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| | (in thousands, except share and per share data) | | |
| NET SALES | **$58,093** | $57,340 | $55,836 |
| COST OF SALES | **38,553** | 41,939 | 41,119 |
| Gross profit | **19,540** | 15,401 | 14,717 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | **13,475** | 13,176 | 11,900 |
| Operating income | **6,065** | 2,225 | 2,817 |
| OTHER INCOME (EXPENSE): | | | |
| Interest expense, net | **(420)** | (727) | (1,409) |
| Other, net | **(109)** | 127 | (49) |
| | **(529)** | (600) | (1,458) |
| Income before for income taxes | **5,536** | 1,625 | 1,359 |
| PROVISION (BENEFIT) FOR INCOME TAXES | **2,201** | 615 | (216) |
| Net income | **$3,335** | $1,010 | $1,575 |
| EARNINGS PER SHARE:[1] | | | |
| Basic | **$0.50** | $0.15 | $0.23 |
| Diluted | **$0.47** | $0.14 | $0.22 |
| WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:[1] | | | |
| Basic | **6,632,000** | 6,645,000 | 6,704,000 |
| Diluted | **7,081,000** | 7,114,000 | 7,078,000 |

*[1] Fiscal 2003 and 2002 data restated to reflect the effect of a 2:1 stock split effective April 2004.*

**See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Stockholders' Equity[1]




| Years Ended June 30, 2004, 2003 and 2002 | Common Stock: Number of shares | Common Stock: Amount | Additional Paid-In Capital | Retained Earnings | Treasury Stock: Number of Shares | Treasury Stock: Amount | Total |
|---|---|---|---|---|---|---|---|
| | | | (in thousands, except share data) | | | | |
| BALANCE — July 1, 2001 | 5,938,852 | $59 | $831 | $37,228 | 2,572,256 | $(5,174) | $32,944 |
| Retroactive effect of 2:1 stock split effective April 27, 2004 | 794,340 | 8 | (831) | (4,351) | (2,572,256) | 5,174 | — |
| Balance — as adjusted | 6,733,192 | 67 | — | 32,877 | — | — | 32,944 |
| Purchase of treasury shares | (97,600) | (1) | — | (242) | — | — | (243) |
| Exercise of employee stock options | 130,800 | 2 | — | 250 | — | — | 252 |
| Net income | — | — | — | 1,575 | — | — | 1,575 |
| BALANCE— June 30, 2002 | 6,766,392 | 68 | — | 34,460 | — | — | 34,528 |
| Purchase of treasury shares | (500,000) | (5) | — | (2,437) | — | — | (2,442) |
| Exercise of employee stock options | 131,000 | 1 | — | 260 | — | — | 261 |
| Net income | — | — | — | 1,010 | — | — | 1,010 |
| BALANCE — June 30, 2003 | 6,397,392 | 64 | — | 33,293 | — | — | 33,357 |
| Exercise of employee stock options, July 1, 2003 to April 27, 2004 | 606,840 | 6 | — | 956 | — | — | 962 |
| Tax benefit in connection with exercise of stock options | — | — | — | 104 | — | — | 104 |
| Exercise of employee stock options, April 28, 2004 to June 30, 2004 | 82,160 | 1 | 145 | — | — | — | 146 |
| Net income | — | — | — | 3,335 | — | — | 3,335 |
| **BALANCE — June 30, 2004** | **7,086,392** | **$71** | **$145** | **$37,688** | — | — | **$37,904** |

*[1] Fiscal 2003 and 2002 data restated to reflect the effect of a 2:1 stock split effective April 2004.*

**See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

| Years Ended June 30, | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (in thousands) | |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | **$3,335** | $1,010 | $1,575 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **1,189** | 1,294 | 1,529 |
| Provision for doubtful accounts | **140** | 16 | 45 |
| Deferred income taxes | **(49)** | 173 | (117) |
| Tax benefit in connection with exercise of stock options | **104** | — | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | **(2,642)** | 872 | (1,418) |
| Inventories | **2,328** | 2,041 | 4,271 |
| Prepaid expenses and other current assets | **(235)** | 366 | 4 |
| Other assets | **90** | (90) | 167 |
| Accounts payable, accrued expenses, accrued salaries and wages, and accrued income taxes | **2,015** | 800 | 1,035 |
| Net cash provided by operating activities | **6,275** | 6,482 | 7,091 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property, plant and equipment | **(681)** | (752) | (709) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Principal payments on long-term debt | **(8,700)** | (7,505) | (6,128) |
| Proceeds from long-term debt | **1,000** | 4,250 | 200 |
| Purchase of treasury shares | **—** | (2,442) | (243) |
| Proceeds from exercise of employee stock options | **1,108** | 261 | 252 |
| Net cash used in financing activities | **(6,592)** | (5,436) | (5,919) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | **(998)** | 294 | 463 |
| CASH and cash equivalents, beginning | **1,794** | 1,500 | 1,037 |
| CASH and cash equivalents, ending | **$796** | $1,794 | $1,500 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | | |
| Interest paid, net | **$427** | $733 | $1,403 |
| Income taxes paid | **$106** | $15 | $10 |

*See accompanying notes to consolidated financial statements.*

**NOTE 1 - Nature of Business and Summary of Significant Accounting Policies**

**Nature of Business**
Napco Security Systems, Inc. and subsidiaries (the "Company") is engaged principally in the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use.

**Principles of Consolidation**
The consolidated financial statements include the accounts of Napco Security Systems, Inc. and all of its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

**Accounting Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, concentration of credit risk, inventories, goodwill and income taxes. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include approximately $308,000 and $223,000 of short-term time deposits at June 30, 2004 and 2003, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of June 30, 2004 and 2003.

**Inventories**
Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. For the fiscal years 2004, 2003 and 2002, charges/(recoveries) and balances in these reserves amounted to $1,035,000 and $2,035,000; $300,000 and $1,000,000; ($500,000) and $700,000; respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

**Property, Plant, and Equipment**
Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

**Goodwill**
Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These statements established accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

In accordance with SFAS No. 142, the Company completed its transitional impairment testing of intangible assets during the first quarter of fiscal 2002. That effort, and preliminary assessments of the Company's identifiable intangible assets, indicated that no adjustment would be required upon adoption of this pronouncement. The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The Company has performed its annual impairment evaluation required by this standard and determined that the goodwill is not impaired.

**Long-Lived Assets**
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.


12

**Revenue Recognition**
In accordance with SEC Staff Accounting Bulletin Topic 13, Revenue Recognition, the Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectibility is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and the amount of reserves established for anticipated sales returns.

**Advertising and Promotional Costs**
Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of income and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2004, 2003 and 2002 was $1,030,000, $1,128,000 and $1,084,000, respectively.

**Research and Development Costs**
Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $4,254,000, $4,516,000 and $4,239,000 were charged to expense for the fiscal years ended June 30, 2004, 2003 and 2002, respectively and are included in "Cost of Sales" in the consolidated statements of income.

### Income Taxes

Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the amounts reflected for financial reporting and tax purposes. Net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. If the Company determines that a deferred tax asset will not be realizable or that a previously reserved deferred tax asset will become realizable, an adjustment to the deferred tax asset will result in a reduction of, or increase to, earnings at that time. The provision (benefit) for income taxes represents U.S. Federal, State and foreign taxes. Through June 30, 2001, the Company's subsidiary in the Dominican Republic, Napco/Alarm Lock Grupo Internacional, S.A. ("Napco DR"), was not subject to tax in the United States, as a result, no taxes were provided. Effective July 1, 2001, the Company made a domestication election for Napco DR. Accordingly, its income will be subject to taxation in the United States on a going forward basis.

### Stock Split

In March 2004, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend of the Company's common stock payable to stockholders of record on April 13, 2004. The additional shares were distributed on April 27, 2004. The Company utilized all 2,871,056 of its shares held as treasury stock as of April 27, 2004 plus an additional 609,260 shares in paying this stock dividend. The cost of treasury stock was applied first to additional paid-in capital (to the extent there was a positive balance), then directly to retained earnings. All share and per share amounts (except par value) have been retroactively adjusted to reflect the stock split. There was no net effect on total stockholders' equity as a result of the stock split.

### Earnings Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

| | Net income | | | Weighted Average Shares | | | Net income per share | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** | 2003 | 2002 | **2004** | 2003 | 2002 |
| Basic EPS: | **$3,335** | $1,010 | $1,575 | **6,632** | 6,645 | 6,704 | **$0.50** | $0.15 | $0.23 |
| Effect of Dilutive Securities: | | | | | | | | | |
| Employee stock options | — | — | — | **449** | 495 | 374 | **(0.03)** | (0.01) | (0.01) |
| Diluted EPS: | **$3,335** | $1,010 | $1,575 | **7,081** | 7,140 | 7,078 | **$0.47** | $0.14 | $0.22 |

Options to purchase 10,000, 56,000 and 50,000 shares of common stock for the three fiscal years ended June 30, 2004, 2003 and 2002, respectively, were not included in the computation of Diluted EPS because the exercise prices exceeded the average market price of the common shares for the respective periods and, accordingly, their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.



### Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company has elected to continue to apply the intrinsic value method of accounting set forth in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, while providing the required pro forma disclosures as if the fair value method of SFAS No. 123 had been applied.

Under the intrinsic value method, no compensation expense is recognized if the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant. Accordingly, no compensation cost has been recognized on options granted to employees. SFAS No. 123, requires that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company's stock option programs had been determined in accordance with the fair value method prescribed therein. The Company adopted the disclosure portion of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure requiring quarterly SFAS No. 123 pro forma disclosure. The following table illustrates the effect on net earnings and earnings per common share as if the fair value method had been applied to all outstanding awards in each period presented:

| Year Ended June 30, | **2004** | 2003 | 2002 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| Net income, as reported | **$3,335** | $1,010 | $1,575 |
| Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects | **210** | 329 | 376 |
| Pro forma net income | **$3,125** | $681 | $1,199 |
| Earnings per common share: | | | |
| Net earnings per common share — Basic, as reported | **$0.50** | $0.15 | $0.23 |
| Net earnings per common share — Basic, pro forma | **$0.47** | $0.10 | $0.18 |
| Net earnings per common share — Diluted, as reported | **$0.47** | $0.14 | $0.22 |
| Net earnings per common share — Diluted, pro forma | **$0.44** | $0.10 | $0.17 |

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Risk-free interest rates | **4.70%** | 2.71% | 3.50% |
| Expected lives | **5 years** | 5 years | 5 years |
| Expected volatility | **48%** | 42% | 43% |
| Expected dividend yields | **0%** | 0% | 0% |

### Foreign Currency
All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the three years ended June 30, 2004.

### Comprehensive Income
The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established rules for the reporting of comprehensive income and its components. For the fiscal years ended June 30, 2004, 2003 and 2002, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

### Segment Reporting
The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Pursuant to this pronouncement, the reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 11, and no additional segment data has been presented.

### Fair Value of Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the financial statements where the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At June 30, 2004 and 2003, management of the Company believes the carrying value of all financial instruments approximated fair value.

### Shipping and Handling Revenues and Costs
Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Revenues and Costs requires that all shipping and handling billed to customers should be reported as revenue and the costs associated with these revenues may be classified as either cost of sales, or selling, general, and administrative costs, with footnote disclosure as to classification of these costs. The Company records the amount billed to customers in net sales and classifies the costs associated with these revenues in cost of sales.

### Derivative Instruments and Hedging Activities
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet measured at fair value.

In October 2000, the Company entered into an interest rate swap to maintain the value-at-risk inherent in its interest rate exposures. This financial instrument expired in October 2002. This transaction met the requirements for cash flow hedge accounting, as the instrument was designated to a specific debt balance. Accordingly, any gain or loss associated with the difference between interest rates was included as a component of interest expense. The Company does not hold or enter into derivative financial instruments for trading or speculative purposes.

### New Accounting Pronouncements
In January 2003, as revised December 2003, the FASB issued Interpretation No. 46R ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after March 15, 2004. The effect of the adoption of this new accounting pronouncement did not have a significant impact on the Company's consolidated financial statements for the year ended June 30, 2004.

## NOTE 2 - Business and Credit Concentrations

The Company had two customers (Customer A and B) with accounts receivable balances that aggregated 31% and 29% of the Company's accounts receivable at June 30, 2004 and 2003, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three years.

The Company had a third customer (Customer C) whose accounts receivable balance was 22% of the Company's accounts receivable at June 30, 2003. The Company had no accounts receivable due from this customer as of June 30, 2004. This customer accounted for 1%, 19% and 17% of the Company's net sales in fiscal 2004, 2003 and 2002. During the past three fiscal years no other customer represented more than 10% of the Company's net sales. The Company terminated its relationship with customer C in fiscal 2004.

## NOTE 3 - Inventories

Inventories consist of the following:

| June 30, | **2004** | 2003 |
|---|---|---|
| | (in thousands) | |
| Component parts | **$9,423** | $9,626 |
| Work-in-process | **1,352** | 2,443 |
| Finished products | **3,819** | 4,853 |
| | **$14,594** | $16,922 |

## NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

| June 30, | **2004** | 2003 | Useful Life In years |
|---|---|---|---|
| | (in thousands) | | |
| Land | **$904** | $904 | — |
| Buildings | **8,911** | 8,911 | 30 to 40 |
| Molds and dies | **4,438** | 4,360 | 3 to 5 |
| Furniture and fixtures | **1,334** | 1,223 | 5 to 10 |
| Machinery and equipment | **12,314** | 11,823 | 7 to 10 |
| Leasehold improvements | **191** | 191 | Shorter of the lease term or life of asset |
| | **28,092** | 27,412 | |
| Less: accumulated depreciation and amortization | **19,105** | 17,946 | |
| | **$8,987** | $9,466 | |

Depreciation and amortization expense on property, plant, and equipment was approximately $1,159,000, $1,254,000 and $1,408,000 in fiscal 2004, 2003 and 2002, respectively

**NOTE 5 – Income Taxes**

Provision (benefit) for income taxes consists of the following:

| For the Years Ended June 30 | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (in thousands) | |
| Current income taxes: | | | |
| Federal | **$2,250** | $428 | $— |
| Foreign | **—** | 15 | 51 |
| | **2,250** | 443 | 51 |
| Deferred income tax (benefit) expense | **(49)** | 172 | (267) |
| Provision (benefit) for income taxes | **$2,201** | $615 | $(216) |

The difference between the statutory U.S. Federal income tax rate and the Company's effective tax rate as reflected in the consolidated statements of income is as follows (dollars in thousands):

| For the Years Ended June 30 | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Amount | % of Pre-Tax Income | Amount | % of Pre-Tax Income | Amount | % of Pre-Tax Income |
| Tax at Federal statutory rate | **$1,882** | **34.0%** | $553 | 34.0% | $462 | 34.0% |
| Increases (decreases) in taxes resulting from: | | | | | | |
| Meals and entertainment | **54** | **1.0** | 55 | 3.4 | 46 | 3.3 |
| State income taxes, net of Federal income tax benefit | **97** | **1.7** | — | — | — | — |
| Foreign source income and taxes | **—** | **—** | 19 | 1.1 | 2,234 | 164.3 |
| Valuation allowance | **(97)** | **(1.7)** | — | — | (2,913) | (214.2) |
| Other, net | **265** | **4.8** | (12) | (.7) | (45) | (3.3) |
| Provision (benefit) for income taxes | **$2,201** | **39.8%** | $615 | 37.8% | $(216) | (15.9)% |

Deferred tax assets and deferred tax liabilities at June 30, 2004 and 2003 are as follows (in thousands):

| | Current Deferred Tax Assets (Liabilities) | | Long-Term Deferred Tax Assets (Liabilities) | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Accounts receivable | **$105** | $108 | **$—** | $— |
| Inventories | **1,229** | 847 | **—** | — |
| Accrued liabilities | **249** | 249 | **—** | — |
| State net operating loss carryforward | **97** | — | **—** | — |
| Goodwill | **—** | — | **(509)** | (338) |
| Property, plant and equipment | **—** | — | **(768)** | (478) |
| Alternative minimum tax credit | **167** | 49 | **—** | — |
| Other | **13** | — | **—** | — |
| | **$1,860** | $1,253 | **$(1,277)** | $(816) |
| Valuation allowance | **(97)** | — | **—** | — |
| Net deferred taxes | **$1,763** | $1,253 | **$(1,277)** | $(816) |

In March 2003, Napco Security Systems, Inc. timely filed its income tax return for the fiscal year ended June 30, 2002. This return included an election to treat one of the Company's foreign subsidiaries, Napco DR, as if it were a domestic corporation beginning July 1, 2001. This election is based on a recently enacted Internal Revenue Code ("Code") provision. As a result of this election, Napco DR is treated, for Federal income tax purposes, as transferring all of its assets to a domestic corporation in connection with an exchange. Although this type of transfer usually results in the recognition of taxable income to the extent of any untaxed earnings and profits, the recently enacted Code provision provides an exemption for applicable corporations. The Company qualifies as an applicable corporation per this Code section, and based on this Code exemption, the Company's tax return treated the transfer of approximately $27,000,000 of Napco DR's untaxed earnings and profits as nontaxable.

The Internal Revenue Service has issued a Revenue Procedure which is inconsistent with the Code exemption described above. Management believes that it has appropriately relied on the guidance in the Code when filing its income tax return. Nevertheless, as of June 30, 2002, the Company has removed the $2,225,000 deferred tax asset related to its net operating loss carryforward ("NOL") of $6,545,000. The NOL would have expired through 2017. As a result of the utilization of the NOL for book purposes, the Company has also eliminated the valuation allowance of $2,913,000 during the year ended June 30, 2002. The Company's tax provision utilizes estimates made by management and as such, is subject to change as described in Note 1.

The 1998 through 2002 income tax returns of the United Kingdom subsidiary were examined by the United Kingdom Inland Revenue. The resultant tax liability of $33,000, most of which relates to 1999, is reflected in the June 30, 2002 consolidated financial statements.

**NOTE 6 - Long-Term Debt**

Long-term debt consists of the following:

| June 30 | 2004 | 2003 |
|---|---|---|
| | (in thousands) | |
| Revolving credit and term loan facility (a) | **$5,713** | $11,513 |
| Term loan (b) | **1,650** | 3,300 |
| Term loan (c) | **937** | 1,187 |
| | **8,300** | 16,000 |
| Less: current portion of long-term debt | **1,900** | 1,900 |
| | **$6,400** | $14,100 |

(a) In May 2001, the Company amended its secured revolving credit agreement with its primary bank. The Company's borrowing capacity under the amended agreement was increased to $18,000,000. The amended revolving credit agreement is secured by all the accounts receivable, inventory, the Company's headquarters in Amityville, New York and certain other assets of Napco Security Systems, Inc. and the common stock of three of the Company's subsidiaries. The revolving credit agreement bears interest at either the Prime Rate less 1/4% or an alternate rate based on LIBOR as described in the agreement. At June 30, 2004, the interest rate on this debt was 2.99%. The revolving credit agreement which was to expire in April 2005 was subsequently extended to July 2005 and any outstanding borrowings are to be repaid or refinanced on or before that time. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2004, the Company was in compliance with these covenants.

(b) On July 27, 2000, the Company entered into a five year $8,250,000 secured term loan with its primary bank in connection with the acquisition of Continental Instruments Systems, LLC. Under the agreement, the loan is to be repaid in 60 equal monthly installments of $137,500, plus interest. The agreement contains various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings, restrictions on capital expenditures, the maintenance of minimum amounts of tangible net worth, and compliance with other certain financial ratios, as defined in the agreement. As of June 30, 2004, the Company was in compliance with these covenants.

The Company entered into an interest rate swap agreement to exchange floating rate for fixed rate interest payments periodically over the life of this agreement. The interest rate swap was designated as a cash flow hedge and the difference between interest paid and received was included as a component of interest expense. The swap contract had a fixed interest rate of 8.68% and terminated on October 30, 2002. The debt instrument bears interest at either the Prime Rate or an alternate rate based on LIBOR as described in the agreement. At June 30, 2004 the interest rate on the debt was 3.34%

(c) In connection with the treasury stock repurchase described in Note 8, the Company entered into a five year $1,250,000 term loan from its primary bank. Under this agreement, the loan is to be repaid in 60 equal monthly installments of $20,833, plus interest at a variable rate as defined. At June 30, 2004, the interest rate on this debt was 3.19%.

Maturities of long-term debt are as follows:

| Year Ending June 30 | Amount |
|---|---|
| | (in thousands) |
| 2005 | $1,900 |
| 2006 | 5,963 |
| 2007 | 250 |
| 2008 | 187 |
| Total | $8,300 |

**NOTE 7 - Stock Options**

In November 1992, the stockholders approved a 10-year extension of the already-existing 1982 Incentive Stock Option Plan (the 1992 Plan). The 1992 Plan authorized the granting of awards, the exercise of which would allow up to an aggregate of approximately 1,632,000 shares of the Company's common stock to be acquired by the holders of such awards. The 1992 Plan terminated in October 2002. As of June 30, 2004, there were 292,400 stock options granted to employees and directors of which 226,000 were exercisable.

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 680,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2004, 406,000 stock options were granted, 274,000 stock options were available for grant, and 141,600 stock options were exercisable under this plan.

The following table reflects activity under the 1992 and 2002 Plans for the fiscal years ended:

| | **2004** | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted average exercise price** | Shares | Weighted average exercise price | Shares | Weighted average exercise price |
| Outstanding at beginning of year | **1,284,400** | **$2.61** | 1,117,400 | $1.89 | 1,153,700 | $1.76 |
| Granted | **104,000** | **5.38** | 322,000 | 4.90 | 112,000 | 2.98 |
| Exercised | **(657,000)** | **1.61** | (131,000) | 1.99 | (130,800) | 1.93 |
| Forfeited | **(33,000)** | **3.25** | (6,000) | 1.94 | (4,000) | 1.94 |
| Canceled/lapsed | **—** | **—** | (18,000) | 1.94 | (13,500) | 1.94 |
| Outstanding at end of year | **698,400** | **$3.94** | 1,284,400 | $2.61 | 1,117,400 | $1.86 |
| Exercisable at end of year | **367,600** | **$3.34** | 850,400 | $1.96 | 731,960 | $1.75 |
| Weighted average fair value of options granted | **$3.05** | | $1.95 | | $1.23 | |

The following table summarizes information about stock options outstanding at June 30, 2004:

| | **Options outstanding** | | | **Options exercisable** | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding at June 30, 2004 | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable at June 30, 2004 | Weighted average average exercise price |
| $1.50 to $1.93 | 40,000 | 0.7 | $1.53 | 40,000 | $1.53 |
| $1.94 to $1.99 | 41,600 | 1.0 | 1.94 | 29,360 | 1.94 |
| $2.00 to $3.19 | 210,800 | 1.9 | 2.64 | 156,640 | 2.55 |
| $3.20 to $5.65 | 406,000 | 4.1 | 5.06 | 141,600 | 5.02 |
| | 698,400 | 3.02 | $3.94 | 367,600 | $3.34 |

### NOTE 7 - Stock Options, continued

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 nonemployee stock option plan (the 2000 Plan) to encourage nonemployee directors and consultants of the Company to invest in the Company's stock. The 2000 Plan provides for the granting of nonqualified stock options, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provides that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable at 20% per year and expire five years after the date of grant. The Company has adopted SFAS No. 123 to account for stock-based compensation awards granted to nonemployee consultants, under which a compensation cost is recognized for the fair value of the options granted as of the date of grant. Under this plan, as of June 30, 2004, 2003 and 2002, 80,000 options were granted to directors with a weighted average exercise price of $2.07 and a weighted average remaining contractual life at June 30, 2004 of 1.2 years. There were 32,000 options exercised under the 2000 Plan during the year ended June 30, 2004. There were no other options exercised, cancelled, or forfeited under this plan during the years ended June 30, 2004, 2003 and 2002. As of June 30, 2004, 2003 and 2002, respectively, 32,000, 48,000 and 32,000 stock options were exercisable under this plan. No compensation expense was recorded for stock options granted to directors.

### NOTE 8 - Stock Purchase

In January 2003, the Company repurchased 500,000 shares of its common stock from two stockholders, unaffiliated with the Company, at $4.88 per share, a discount from its then current trading price of $5.01. The transaction was approved by the Board of Directors and the purchase price of $2,442,000 (including fees of $5,000), was financed through the Company's revolving line of credit and a new five year term loan from its primary bank for $1,250,000. The term loan is being repaid in 60 equal monthly installments commencing on April 30, 2003.

### NOTE 9 - 401(k) Plan

The Company maintains a 401(k) plan covering all U.S. employees with one or more years of service. The plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The Company provides for matching contributions of 50% of the first 2% of employee contributions. Company contributions to the plan totaled approximately $73,000, $73,000, and $70,000 for the fiscal years ended 2004, 2003 and 2002, respectively.

### NOTE 10 - Commitments and Contingencies

#### Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2010. Minimum lease payments through the expiration dates of these leases, with the exception of the land lease referred to below, are as follows:

| Year Ending June 30 | Amount |
|---|---|
| 2005 | $142,000 |
| 2006 | 89,000 |
| 2007 | 67,000 |
| 2008 | 39,000 |
| Thereafter | 1,000 |
| Total | $338,000 |

Rent expense, with the exception of the land lease referred to below, totaled approximately $192,000, $321,000 and $319,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

#### Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

#### Letters of Credit

At June 30, 2004, the Company was committed for approximately $299,000 under open commercial letters of credit

#### Litigation

In August 2001, the Company became a defendant in a product related lawsuit, in which the plaintiff seeks damages of approximately $17,000,000. This action is being defended by the Company's insurance company on behalf of the Company. Management believes that the action is without merit and plans to have this action vigorously defended.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

#### Employment Agreements

As of June 30, 2004, the Company was obligated under four employment agreements and one severance agreement. Compensation under the agreements includes annual salaries approximating $1,085,000. The employment agreements provide for annual bonuses based upon sales and profits, or a formula to be determined by the Board of Directors, and various severance payments as defined in each agreement. One agreement, with current annual compensation of $471,000, includes additional compensation of 100,000 stock options that vest 20% per year or upon a change in control, as defined, and a termination payment in an amount equal to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined. The employment agreements expire at various times through June 2008.

### NOTE 11 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The Company observes the provisions of SFAS No. 131. The following represents selected consolidated geographical data for the fiscal years ended June 30, 2004, 2003, and 2002:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| | | (in thousands) | |
| Sales to external customers[1]: | | | |
| Domestic | **$48,626** | $47,965 | $46,652 |
| Export | **9,467** | 9,375 | 9,184 |
| | **$58,093** | $57,340 | $55,836 |
| Identifiable assets: | | | |
| United States | **$40,153** | $39,005 | $40,955 |
| Foreign[2] | **16,519** | 18,344 | 19,797 |
| | **$56,672** | $57,349 | $60,752 |

(1) ) All of the Company's sales occur in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total net sales.

(2) Foreign identifiable assets consist primarily of inventories and fixed assets, which are located at the Company's principal manufacturing facility in the Dominican Republic.

# Report of Independent Registered Public Accounting Firm

**The Audit Committee of the Board of Directors and Stockholders**
Napco Security Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Napco Security Systems, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Systems, Inc. and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

Woodbury, New York
September 14, 2004

# Quarterly Results

The following table sets forth unaudited financial data for each of the Company's last eight fiscal quarters (in thousands except for per share data).

| | Fiscal Year Ended June 30, 2004 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net Sales | $9,835 | $14,629 | $14,742 | $18,887 |
| Gross Profit | 2,983 | 4,552 | 4,622 | 7,383 |
| Income (Loss) from Operations | (294) | 1,247 | 1,259 | 3,853 |
| Net Income (Loss) | (282) | 728 | 734 | 2,155 |
| Net Income (Loss) Per Share | | | | |
| Basic EPS | (.04)* | .11* | .11 | .32 |
| Diluted EPS | (.04)* | .10* | .11 | .30 |

| | Fiscal Year Ended June 30, 2003 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net Sales | $11,725 | $13,859 | $13,406 | $18,350 |
| Gross Profit | 3,048 | 3,569 | 3,496 | 5,288 |
| Income (Loss) from Operations | (233) | 424 | 9 | 2,025 |
| Net Income (Loss) | (183) | 145 | (136) | 1,184 |
| Net Income (Loss) Per Share | | | | |
| Basic EPS | (.03)* | .02* | (.03)* | .19* |
| Diluted EPS | (.03)* | .02* | (.03)* | .18* |

** Restated to reflect 2:1 stock split reported in the third fiscal quarter of 2004.*

# Market for the Registrant's Common Equity and Related Stock Holder Matters

**Principal Market**

NAPCO's Common Stock is traded on the NASDAQ Stock Market, National Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ National Market System and as adjusted for the 2:1 stock split effective as of April 2004

| | Fiscal 2004 | | | |
|---|---|---|---|---|
| Quarter Ended | Sept. 30 | Dec. 31 | March 31 | June 30 |
| ***Common Stock*** | | | | |
| High | $4.875 | $4.475 | $8.875 | $11.60 |
| Low | $4.275 | $3.625 | $3.30 | $6.50 |

| | Fiscal 2003 | | | |
|---|---|---|---|---|
| Quarter Ended | Sept. 30 | Dec. 31 | March 31 | June 30 |
| ***Common Stock*** | | | | |
| High | $4.62 | $5.095 | $5.10 | $4.735 |
| Low | $2.79 | $4.30 | $3.805 | $3.75 |

**Approximate Number of Security Holders**

The number of holders of record of NAPCO's Common Stock as of September 7, 2004 was 161 (such number does not include beneficial owners of stock held in nominee name).

**Dividend Information**

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any dividends must be authorized by the Company's primary lender.

## OFFICERS & DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering Microcomputer Applications

Raymond Gaudio
Vice President of Engineering Software Applications

## DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Vice President,
Government Security News

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff,
Trattner & Company

## COMMON STOCK LISTING

Nasdaq National Market®
(Symbol-"NSSC")

## INVESTOR RELATIONS

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

## TRANSFER AGENT

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

## INDEPENDENT ACCOUNTANTS

Marcum & Kliegman LLP
130 Crossways Park Drive
Woodbury, NY 11797

## LEGAL COUNSEL

Shapiro Forman Allen & Miller, LLP
380 Madison Avenue
New York, NY 10017

## PRIMARY BANK

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747



NAPCO

WWW.NAPCOSECURITY.COM





USA Headquarters & Plant 1
Amityville, NY



Plant 2
Dominican Republic, Caribbean


NAPCO Group Europe Ltd.

Euro Sales and Warehouse
Warrington, UK



Middle East Sales and Warehouse
Dubai, UAE

# Report of Independent Registered Public Accounting Firm

**The Audit Committee of the Board of Directors and Stockholders**
Napco Security Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Napco Security Systems, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Systems, Inc. and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

Woodbury, New York
September 14, 2004

# Quarterly Results

The following table sets forth unaudited financial data for each of the Company's last eight fiscal quarters (in thousands except for per share data).

| | Fiscal Year Ended June 30, 2004 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net Sales | $9,835 | $14,629 | $14,742 | $18,887 |
| Gross Profit | 2,983 | 4,552 | 4,622 | 7,383 |
| Income (Loss) from Operations | (294) | 1,247 | 1,259 | 3,853 |
| Net Income (Loss) | (282) | 728 | 734 | 2,155 |
| Net Income (Loss) Per Share | | | | |
| Basic EPS | (.04)* | .11* | .11 | .32 |
| Diluted EPS | (.04)* | .10* | .11 | .30 |

| | Fiscal Year Ended June 30, 2003 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net Sales | $11,725 | $13,859 | $13,406 | $18,350 |
| Gross Profit | 3,048 | 3,569 | 3,496 | 5,288 |
| Income (Loss) from Operations | (233) | 424 | 9 | 2,025 |
| Net Income (Loss) | (183) | 145 | (136) | 1,184 |
| Net Income (Loss) Per Share | | | | |
| Basic EPS | (.03)* | .02* | (.03)* | .19* |
| Diluted EPS | (.03)* | .02* | (.03)* | .18* |

** Restated to reflect 2:1 stock split reported in the third fiscal quarter of 2004.*

# Market for the Registrant's Common Equity and Related Stock Holder Matters

**Principal Market**

NAPCO's Common Stock is traded on the NASDAQ Stock Market, National Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ National Market System and as adjusted for the 2:1 stock split effective as of April 2004

| | Fiscal 2004 | | | |
|---|---|---|---|---|
| Quarter Ended | Sept. 30 | Dec. 31 | March 31 | June 30 |
| ***Common Stock*** | | | | |
| High | $4.875 | $4.475 | $8.875 | $11.60 |
| Low | $4.275 | $3.625 | $3.30 | $6.50 |

| | Fiscal 2003 | | | |
|---|---|---|---|---|
| Quarter Ended | Sept. 30 | Dec. 31 | March 31 | June 30 |
| ***Common Stock*** | | | | |
| High | $4.62 | $5.095 | $5.10 | $4.735 |
| Low | $2.79 | $4.30 | $3.805 | $3.75 |

**Approximate Number of Security Holders**

The number of holders of record of NAPCO's Common Stock as of September 7, 2004 was 161 (such number does not include beneficial owners of stock held in nominee name).

**Dividend Information**

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any dividends must be authorized by the Company's primary lender.

## OFFICERS & DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering Microcomputer Applications

Raymond Gaudio
Vice President of Engineering Software Applications

## DIRECTORS

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Vice President,
Government Security News

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff, Trattner & Company

## COMMON STOCK LISTING

Nasdaq National Market®
(Symbol-"NSSC")

## INVESTOR RELATIONS

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

## TRANSFER AGENT

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

## INDEPENDENT ACCOUNTANTS

Marcum & Kliegman LLP
130 Crossways Park Drive
Woodbury, NY 11797

## LEGAL COUNSEL

Shapiro Forman Allen & Miller, LLP
380 Madison Avenue
New York, NY 10017

## PRIMARY BANK

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747


NAPCO

WWW.NAPCOSECURITY.COM





USA Headquarters & Plant 1
Amityville, NY



Plant 2
Dominican Republic, Caribbean


NAPCO Group Europe Ltd.

Euro Sales and Warehouse
Warrington, UK



Middle East Sales and Warehouse
Dubai, UAE